separate.us

modernizing the divorce process

This presentation contains offering materials prepared solely by Separate.Us without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Industry

Divorce is socially normalized yet the legal process has not adapted.

$50B

industry annually

Divorce Filings: 1.2M Annually

Not including gay marriages or latent market of divorce "avoiders"

No Attorney: 70%

Majority of divorce litigants represent themselves: "in pro per"

Cost of Divorce: $15-$30K

Is the typical spend on attorneys – for those who hire an attorney

* 2012 data from CDC, applying 3.6 rate to states not included.

Landscape

Innovation has been contained to a multitude of online products that are only targeting 15% of divorces (uncontested cases).


wevorce
The Premier Self-Guided Divorce Solution
See How It Works
FEATURED ON
BUSINESS INSIDER
Forbes
GOOD MORNING AMERICA
Inc.
People
DivorceWriter
Complete Your Divorce Online
Step 1:
Step 2:
Continue
CompleteCase.com
Call 1-877-282-0944
Complete your divorce online with CompleteCase.com
Save thousands of dollars in legal fees without the cost of an attorney
100%
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Divorce online is fast and easy
3stepdivorce
Complete Your Divorce Online With 3StepDivorce.com
The Original Online Divorce
3 EASY STEPS TO A FINALIZED DIVORCE
Watch Video
Read Reviews
START HERE
LetsGetDivorced.com
Call (855) 254-1214
Complete Your Uncontested New York Divorce Online
In Less Than One Hour!
ONLY $99
Easy 3 Step Divorce Process
STEP 1
See If You Qualify For Our New York Online Divorce Forms Service
See if you qualify
STEP 2
Create an Account and Complete the Simple Online Divorce Questionnaire
STEP 3
File Your Divorce Documents
LetsGetDivorced.com
Online
New York
DIVORCE

The Problem

The majority are left to struggle through the divorce process on their own, or reluctantly seek the security of an attorney (even if they can't afford it).

No Attorney = 70%

Try navigating these forms on your own.

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The Solution

Separate.us is a cloud-based, do-it-yourself option that enables all divorces to move forward faster.


separate.us
separate.us
Divorce is hard.
We make it easier.
Separate.us guides you through the divorce process and handles the details for you. Sign up now to get started or take the free assessment to see if Separate.us is right for you.
Sign Up Now
Take the Free Assessment
Take control of your divorce.
We enable you to move through your entire divorce from the comfort of your own home. You don't need to have an
Save thousands on legal fees.
The average total cost to hire a divorce lawyer is $15,000. If you're like most people, you can't afford those dollar
Sign Up
Sign up
STEP 1 - INITIAL PAPERWORK
Create Online Account
Divorce Forms
Need help?
Projected Completion Date
Completed Documents
Uploaded files
The Separate.us Knowledge Base
Expert advice from professionals.

Live chat provides quick answers on legal process and terminology.

Centralized document center and form wizards for easy use

Resource center for individuals or couples still contemplating separation

Separate.us aims to be the universal plug-in to the divorce process.

We have developed a single platform servicing both do-it-yourself consumers as well as attorneys practicing family law.

Consumer Plug-In (B2C)

We lead with customer experience and work backwards into legal process.


Our Form Wizards layer easy-to-use interfaces over complicated legal forms.
Starter Plan $99
Get It Done Plan $999
1
Initial Paperwork
Either partner files from the comfort of home
2
Exchange Financial Information
Both partners complete independently
3
Final Judgement
We ensure completion directly or via referral
We refer cases of unusual complexity/ conflict to our trusted network of attorneys at pre-negotiated fees
Separate.us e-communicates with the court on all filings.

Professional Plug-In (B2B)

We drive efficiency so attorneys can focus on strategy.


Attorney files initial paperwork on clients' behalf
Attorney ensures process reaches final judgment with the court
Client assembles and share all key documents
Attorneys provide clients with a unique Separate.us login
MONTHLY SUBSCRIPTION
$250 / 10 Users

Separate.us serves as a online hub for divorce.
We share knowledge, assemble and file paperwork, centralize documents, and navigate a path to final judgment based on case specifics.

When necessary, we refer either or both parties to attorneys, mediators and financial advisors within our trusted network at pre-negotiated fees.

Traction

Early momentum produced a superior product and Beta testing - we are ready to expand and ramp.



TechCrunch DISRUPT
Selected:
San Francisco Battlefield
LexisNexis
Selected:
Legal Tech Accelerator Program
2016
Pre-Seed Round: $150K
2017
Seed Round
2018
Oct '15
Oct '16
Apr '17
Jun '17
Jun '18
B2C Product Development / Closed Beta Testing
CALIFORNIA
700 Signups/
10 Beta Testers
B2C Soft Launch / Proof of Revenue
CALIFORNIA
120 Signups/
13 customers
$9K Total Revenue
B2C Public Launch
CALIFORNIA
B2B Closed Beta Launch
CALIFORNIA
(190K licensed attorneys in CA of which ~20% practice family law; will rise if process is more accessible)
B2C Public Launch
TEXAS & NEW YORK

Use of Funds

We will drive revenue expansion with our first marketing campaign.


9%
13%
42%
35%

Seed Round

- Product/Engineering
- Overhead
- Staff
- Marketing

Market Forces

Multiple trends are creating tailwinds for Separate.us and for Legal Tech.

Millennials and recently married same sex couples prefer DIY options

All courthouses are implementing systems to allow for e-filing in the next 5-7 years

Fast growing trend among lawyers to offer “consulting” services (as opposed to handling everything (aka “attorney of record”)

Emergence of LLLT’s that will allow for more affordable legal guidance to the consumer

Potential

Customer trust creates the opportunity to extend lifetime value.



Other Areas of Law/Legal Processes
Landlord/Tenant
Small Claims
Will/Trusts
Pre-Nuptial Agreements
Life After Divorce
Support Groups
Financial Planning
Parenting
Dating/Travel

* 4.3M court users are self-represented in California alone: huge market for DIY online solutions in other areas of law.

Team

Founder Sandro Tuzzo has practiced family law for more than 15 years and was motivated to be part of the movement marrying law and technology.

Sandro Tuzzo
Chief Executive Officer



Family Law Attorney, 15 years
Past President, *Bar Association of San Francisco, Family Law*
Adjunct Professor, *UC Hastings College of the Law*

Jon Eckstein
Chief Technology Officer



Senior Software Engineer, *HelloSign*
Founding Team Member, *bop.fm, acquired by Lifelock*
Full Stack Software Engineer

Ben Swieskowski
Head of Digital Marketing



Masters in Statistics, *Stanford*

Allyson Kwett
Head of Product



Senior Paralegal & Notary Public
Web Developer

James Riseman
Head of Product Marketing



Director of Product Marketing, *New Relic*

Advisors

Pete Kennedy



Compliance Attorney, *Legalzoom*

Matt Kaufman



Director, *Rocket Lawyer*

Max Shevyakov



CEO, *BorrowLenses, Acquired by Shutterfly*

Robbie Bhathal



CEO, *Suiteness, YC 2016*

Neel Mehta



Head of Business Development, *Glow, Inc.*

Sandro Tuzzo observed the long lines at divorce court and identified with the frustration, not only as an attorney but also as a child of divorce and a divorcee himself.

His determination found a better way.

separate.us